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                                 March 20, 1998


Dear Falcon Classic Cable Income Properties, L.P. Unitholder:

        The enclosed check is your share of Falcon's recent sale of all of its cable television system assets except for the system serving the City of Somerset, Kentucky, including interest from January 1, 1998, as required by the Settlement Agreement. The enclosed amount was calculated as follows:

        Purchase Price for All Systems Other than the City of Somerset, Kentucky (92.4% of the Total Transaction)

Less Applicable Reductions, Adjustments, Bank Debt, Liabilities, and Allocations
        Pursuant to the Partnership Agreement and the Settlement Agreement

Plus Interest on 92.4% of the Net Purchase Price, at the Rate of 10% per Annum, from January 1, 1998, as Required by the Settlement Agreement

Less The Portion of the Settlement Notice Costs, Class Counsel's Attorneys' Fees and Costs and the Portion of the Representative Plaintiff's Incentive Award Attributable to the Interest on the Net Purchase Price Portion of the Settlement Agreement

Less The General Partner's Share of the Asset Sale Proceeds (1%)

Less Any Applicable Individual Tax Withholding Requirements

         In addition to the enclosed amount, we understand that the attorneys representing the class ("Class Counsel") in the settled class action litigation (the "Settlement Class") are holding approximately $900,000 in escrow for the Settlement Class (the "Settlement Fund"). With exceptions and conditions listed in the Settlement Agreement, the Settlement Class consists of all Falcon Classic Cable Income Properties, L.P. Unitholders as of June 30, 1997. We understand that the Settlement Fund, currently invested in United States Treasury Bills, will be distributed when the Judgment becomes Final. The Settlement Class and the term "Final" are defined in the Stipulation of Settlement, dated as of December 31, 1997, and filed as an exhibit to the Form 8-K dated January 12, 1998. We understand that Class Counsel currently intends to distribute the Settlement Fund in late May or early June 1998.


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Falcon Classic Cable Income Properties, L.P. Unitholder
March 20, 1998
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        As of March 9, 1998, Falcon's sole remaining cable system asset is the cable system serving the City of Somerset, Kentucky (the "City"). This asset represents 7.6% of the total transaction. To date, the requisite regulatory approvals have not been obtained from the City. These approvals are required to complete the sale of the City's cable system. Falcon will continue to negotiate with the City in hopes of procuring the necessary approvals. At this time, we are unable to predict if or when these approvals will be obtained. If these approvals are received on or before September 30, 1998, Falcon will complete the sale and the Limited Partners of record at the time of sale will receive a further distribution, subject to individual tax withholding and certain settlement cost deductions, of approximately $6,260,000. This amount includes asset sale proceeds as well as the remainder of the interest required by the Settlement Agreement. This amount is only an estimate and may vary depending on transaction costs and expenses and liabilities incurred prior to distribution. Pursuant to the Settlement Agreement, if Falcon is able to close the sale within the time allotted, additional funds will be transferred to the Settlement Fund held by Class Counsel for distribution to the Settlement Class. If Falcon is unable to secure the necessary approvals in the time allotted, it may explore alternative liquidation options, including, among other things, sale to a third party. Falcon is unable to estimate, at this time, the likely eventual distribution to the Limited Partners if Falcon is forced to utilize alternative liquidation options.

Sincerely,



Falcon Classic Cable Income Properties, L.P.